The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 28, 2021

Pricing supplement

To prospectus dated April 8, 2020,

prospectus supplement dated April 8, 2020,

product supplement no. 4-II dated November 4, 2020 and

underlying supplement no. 1-II dated November 4, 2020

Registration Statement Nos. 333-236659 and 333-236659-01 Dated January , 2021 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
Structured Investments	$ Auto Callable Contingent Interest Notes Linked to the S&P 500® Index due February 16, 2022 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a Contingent Interest Payment if, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to 76.85% of the Initial Index Level, which we refer to as the Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates. Contingent Interest Payments should not be viewed as periodic interest payments.
•	If the closing level of the Index is greater than or equal to the Interest Barrier on any Review Date, investors will receive, in addition to the Contingent Interest Payment with respect to that Review Date, any previously unpaid Contingent Interest Payments for prior Review Dates.
•	The notes will be automatically called if the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Initial Index Level. The earliest date on which an automatic call may be initiated, is May 13, 2021.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	JPMorgan Chase & Co. and/or its affiliates have previously agreed to make unconditional and irrevocable donations to The Nature Conservancy to support one or several forestry projects. These donations are not contingent on the sale of the notes and will not impact the final terms of the notes. Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations. See “Supplemental Donation Information” in this pricing supplement.
•	The issuance of the notes and the related use of proceeds are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018. See “Supplemental Donation Information” in this pricing supplement

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The S&P 500® Index (Bloomberg Ticker: SPX)
Contingent Interest Payments:

If the notes have not been automatically called and (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index on that Review Date or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $25.00*, plus any previously unpaid Contingent Interest Payments for any prior Review Dates.

* The actual Contingent Interest Payment will be provided in the pricing supplement and will not be less than $25.00 per $1,000 principal amount note.

If the Contingent Interest Payment is not paid on any Interest Payment Date, that unpaid Contingent Interest Payment will be paid on a later Interest Payment Date if the closing level of the Index on the Review Date related to that later Interest Payment Date is greater than or equal to the Interest Barrier.
You will not receive any unpaid Contingent Interest Payments if the closing level of the Index or the Ending Index Level, as applicable, on each subsequent Review Date is less than the Interest Barrier.

Interest Barrier / Trigger Level:	An amount that represents 76.85% of the Initial Index Level
Automatic Call:	If, with respect to any Review Date (other than the final Review Date), the closing level of the Index is greater than or equal to the Initial Index Level, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date plus (c) any previously unpaid Contingent Interest Payments for any prior Review Dates, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been automatically called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date plus (c) any previously unpaid Contingent Interest Payments for any prior Review Dates.
If the notes have not been automatically called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 23.15% of the principal amount of your notes at maturity and could lose all of the principal amount of your notes at maturity.
Trigger Event:	A Trigger Event occurs if the Ending Index Level (i.e., the arithmetic average of the closing levels of the Index on the Ending Averaging Dates) is less than the Trigger Level.
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date:	On or about January 28, 2021
Original Issue Date (Settlement Date):	On or about February 2, 2021
Review Dates†:	May 13, 2021, August 12, 2021, November 11, 2021 and February 11, 2022 (final Review Date)
Ending Averaging Dates†:	February 7, 2022, February 8, 2022, February 9, 2022, Febraury 10, 2022 and the final Review Date
Interest Payment Dates†:	May 18, 2021, August 17, 2021, November 16, 2021 and the Maturity Date
Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	February 16, 2022
CUSIP:	48132RTX8

†          Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $979.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS-1
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

What Are the Payments on the Notes, Assuming a Range of Performances for the Index?

If the notes have not been automatically called and, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $25.00 plus any previously unpaid Contingent Interest Payments for any prior Review Dates.  The actual Contingent Interest Payment will be provided in the pricing supplement and will not be less than $25.00 per $1,000 principal amount note.  If, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the closing level of the Index or the Ending Index Level, as applicable, is less than the Interest Barrier, and for which no Contingent Interest Payment subsequently becomes payable on any later Interest Payment Date, as a “No-Coupon Date.” The following table assumes a Contingent Interest Payment of $25.00 per $1,000 principal amount note and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$100.00
1 No-Coupon Date	$75.00
2 No-Coupon Dates	$50.00
3 No-Coupon Dates	$25.00
4 No-Coupon Dates	$0.000

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. Each hypothetical payment set forth below assumes an Initial Index Level of 3,700, an Interest Barrier and a Trigger Level of 2,843.45 (equal to 76.85% of the hypothetical Initial Index Level) and a Contingent Interest Payment of $25.00. The actual Contingent Interest Payment will be provided in the pricing supplement and will not be less than $25.00 per $1,000 principal amount note. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Closing Level of the Index	Appreciation / Depreciation of the Index at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Ending Index Level	Index Return	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (3)
6,660.00	80.00%	$1,025.00	6,660.00	80.00%	$1,025.00	N/A
6,290.00	70.00%	$1,025.00	6,290.00	70.00%	$1,025.00	N/A
5,920.00	60.00%	$1,025.00	5,920.00	60.00%	$1,025.00	N/A
5,550.00	50.00%	$1,025.00	5,550.00	50.00%	$1,025.00	N/A
5,180.00	40.00%	$1,025.00	5,180.00	40.00%	$1,025.00	N/A
4,810.00	30.00%	$1,025.00	4,810.00	30.00%	$1,025.00	N/A
4,440.00	20.00%	$1,025.00	4,440.00	20.00%	$1,025.00	N/A
4,255.00	15.00%	$1,025.00	4,255.00	15.00%	$1,025.00	N/A
4,070.00	10.00%	$1,025.00	4,070.00	10.00%	$1,025.00	N/A
3,885.00	5.00%	$1,025.00	3,885.00	5.00%	$1,025.00	N/A
3,700.00	0.00%	$1,025.00	3,700.00	0.00%	$1,025.00	N/A
3,515.00	-5.00%	$25.00	3,515.00	-5.00%	$1,025.00	N/A
3,330.00	-10.00%	$25.00	3,330.00	-10.00%	$1,025.00	N/A
2,960.00	-20.00%	$25.00	2,960.00	-20.00%	$1,025.00	N/A
2,843.45	-23.15%	$25.00	2,843.45	-23.15%	$1,025.00	N/A
2,843.08	-23.16%	N/A	2,843.08	-23.16%	N/A	$768.40
2,590.00	-30.00%	N/A	2,590.00	-30.00%	N/A	$700.00
2,220.00	-40.00%	N/A	2,220.00	-40.00%	N/A	$600.00
1,850.00	-50.00%	N/A	1,850.00	-50.00%	N/A	$500.00
1,480.00	-60.00%	N/A	1,480.00	-60.00%	N/A	$400.00
1,110.00	-70.00%	N/A	1,110.00	-70.00%	N/A	$300.00
740.00	-80.00%	N/A	740.00	-80.00%	N/A	$200.00
370.00	-90.00%	N/A	370.00	-90.00%	N/A	$100.00
0.00	-100.00%	N/A	0.00	-100.00%	N/A	$0.00

(1) The notes will be automatically called if the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Initial Index Level.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Interest Barrier plus any previously unpaid Contingent Interest Payments for any prior Review Dates. The applicable amount shown in the table above does not include any previously unpaid Contingent Interest Payments that may be payable on the applicable Interest Payment Date.

(3) A Trigger Event occurs if the Ending Index Level (i.e., the arithmetic average of the closing levels of the Index on the Ending Averaging Dates) is less than the Trigger Level.

JPMorgan Structured Investments —	PS-2
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 3,700.00 to a closing level of 4,440.00 on the first Review Date. Because the closing level of the Index on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing level of the Index on the first Review Date is greater than the Initial Index Level, the notes are automatically called. Accordingly, the investor receives a payment of $1,025.00 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $25.00 per $1,000 principal amount note and repayment of principal equal to $1,000.00 per $1,000 principal amount note.

Example 2: A Contingent Interest Payment is not paid in connection with the first Review Date but is paid in connection with the second Review Date, the closing level of the Index is less than the Initial Index Level of 3,700.00 on each of the Review Dates preceding the third Review Date and the level of the Index increases from the Initial Index Level of 3,700.00 to a closing price of 4,440.00 on the third Review Date. The investor receives a payment of $50.00 per $1,000 principal amount note in connection with the second Review Date (reflecting the Contingent Interest Payment for the second Review Date and the unpaid Contingent Interest Payment for the first Review Date), but the notes are not automatically called on any of the Review Dates preceding the third Review Date because the closing level of the Index is less than the Initial Index Level on each of the Review Dates preceding the third Review Date. Because the closing level of the Index on the third Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the third Review Date. In addition, because the closing level of the Index on the third Review Date is greater than the Initial Index Level, the notes are automatically called. Accordingly, the investor receives a payment of $1,025.00 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $25.00 per $1,000 principal amount note and repayment of principal equal to $1,000.00 per $1,000 principal amount note. As a result, the total amount paid on the notes over the term of the notes is $1,075.00 per $1,000 principal amount note.

Example 3: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the level of the Index increases from the Initial Index Level of 3,700.00 to an Ending Index Level of 4,440.00 — A Trigger Event has not occurred. The investor receives a payment of $25.00 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, the investor receives at maturity a payment of $1,025.00 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $25.00 per $1,000 principal amount note and repayment of principal equal to $1,000.00 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,100.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes have not been automatically called prior to maturity, a Contingent Interest Payment is paid in connection with the second Review Date but not paid in connection with the first or third Review Dates, and the level of the Index decreases from the Initial Index Level of 3,700.00 to an Ending Index Level of 3,330.00 — A Trigger Event has not occurred. The investor receives a payment of $50.00 per $1,000 principal amount note in connection with the second Review Date (reflecting the Contingent Interest Payment for the second Review Date and the unpaid Contingent Interest Payment for the first Review Date). Because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, even though the Ending Index Level is less than the Initial Index Level, the investor receives at maturity a payment of $1,050.00 per $1,000 principal amount note. This payment consists of Contingent Interest Payments of $50.00 per $1,000 principal amount note (reflecting the Contingent Interest Payment for the final Review Date and the unpaid Contingent Interest Payment for the third Review Date) and repayment of principal equal to $1,000.00 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,100.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 5: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the level of the Index decreases from the Initial Index Level of 3,700.00 to an Ending Index Level of 1,480.00 — A Trigger Event has occurred. The investor receives a payment of $25.00 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Index Return is -60.00%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The total amount paid on the notes over the term of the notes is $475.00 per $1,000 principal amount note.

Example 6: The notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the level of the Index decreases from the Initial Index Level of 3,700.00 to an Ending Index Level of 1,110.00 — A Trigger Event has occurred. Because the notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Index Return is -70.00%, the investor receives no payments over the term of the notes, other than a payment at maturity of $300.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70.00%) = $300.00

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

Selected Purchase Considerations

•	CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each Review Date of at least $25.00* per $1,000 principal amount note. If the notes have not been automatically called and, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date a Contingent Interest Payment for that Review Date plus any previously unpaid Contingent Interest Payments for any prior Review Dates. If, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. You will not receive any unpaid Contingent Interest Payments if the closing level of the Index or the Ending Index Level, as applicable, on each subsequent Review Date is less than the Interest Barrier. If the closing level of the Index or the Ending Index Level, as applicable, on each Review Date is less than the Interest Barrier, you will not receive any Contingent Interest Payments over the term of the notes. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual Contingent Interest Payment will be provided in the pricing supplement and will not be less than $25.00 per $1,000 principal amount note.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Initial Index Level, your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date plus (c) any previously unpaid Contingent Interest Payments for any prior Review Dates, payable on the applicable Call Settlement Dates. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 23.15% of the principal amount of your notes at maturity and could lose all of the principal amount of your notes at maturity.
•	RETURN LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Latham & Watkins LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S.

JPMorgan Structured Investments —	PS-4
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities included in the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of the principal amount of your notes at maturity for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, you will lose more than 23.15% of your principal amount at maturity and could lose all of the principal amount of your notes at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Index. Contingent Interest Payments should not be viewed as periodic interest payments. If the notes have not been automatically called and if, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Interest Barrier, we will make a Contingent Interest Payment with respect to that Review Date (and will pay you any previously unpaid Contingent Interest Payments for any prior Review Dates). If, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is less than the Contingent Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. You will not receive any unpaid Contingent Interest Payments if the closing level of the Index or the Ending Index Level, as applicable, on each subsequent Review Date is less than the Interest Barrier. Accordingly, if, (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index or, (2) with respect to the final Review Date, the Ending Index Level is less than the Interest Barrier, you will not receive any Contingent Interest Payments over the term of the notes.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date plus any previously unpaid Contingent Interest Payments for any prior Review Dates.

JPMorgan Structured Investments —	PS-5
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION OF THE INDEX — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation of the Index, which may be significant. You will not participate in any appreciation of the Index. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Index during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, JPMorgan Chase & Co. is currently one of the companies that make up the Index, but JPMorgan Chase & Co. will have no obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index.

•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Ending Index Level is less than the Trigger Level (i.e., a Trigger Event occurs) and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation of the Index from the Initial Index Level to the Ending Index Level.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

JPMorgan Structured Investments —	PS-6
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Index would have.
•	VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Pricing Date that the closing level of the Index or the Ending Index Level, as applicable, could be below the Interest Barrier on any Review Date or below the Trigger Level on the final Review Date. The Index’s volatility, however, can change significantly over the term of the notes. The level of the Index could fall sharply at any time during the term of the notes, which could result in the loss of one or more, or all, Contingent Interest Payments or a significant loss of principal, or both.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Interest Payment will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Interest Payment.

JPMorgan Structured Investments —	PS-7
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 4, 2016 through January 22, 2021. The closing level of the Index on January 27, 2021 was 3,750.77.

We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date, any Ending Averaging Date or any Review Date, including the final Review Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount at maturity or the payment of any interest.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and

JPMorgan Structured Investments —	PS-8
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index

our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the S&P 500® Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

We intend to lend the net proceeds from the sale of the notes to JPMorgan Chase & Co. and/or its affiliates (collectively “J.P. Morgan”). J.P. Morgan intends to use the proceeds from these loans to provide additional funds for its operations and for other general corporate purposes.

Supplemental Donation Information

J.P. Morgan have previously agreed to make unconditional and irrevocable donations of $400,000, in the aggregate, to The Nature Conservancy to support one or several forestry projects. According to The Nature Conservancy, these projects are part of a forest restoration initiative that aims to plant one billion healthy trees across the globe, working to restore certain critical forests. There is no assurance that these projects will be successful or be completed as intended. These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes. J.P. Morgan donated $100,000 in October 2020 and irrevocably agreed to donate $300,000 in January 2021.

Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations.

The issuance of the notes and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018 (the “Principles”). The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social or green bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donations to The Nature Conservancy meets your expectations concerning environmental or sustainability benefits, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS-9
Auto Callable Contingent Interest Notes Linked to the S&P 500® Index